Filed pursuant to Rule 424(b)(3)
Registration No. 333-149290
COLE CREDIT PROPERTY TRUST III, INC.
SUPPLEMENT NO. 3 DATED MAY 14, 2010
TO THE PROSPECTUS DATED APRIL 30, 2010
     This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust III, Inc. dated April 30, 2010, Supplement No. 1, dated April 30, 2010 and Supplement No. 2 dated May 6, 2010. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.
     The purpose of this supplement is to describe the following:
(1)	the status of the offering of shares of Cole Credit Property Trust III, Inc.;

(2)	potential real property investments;

(3)	selected financial data and portfolio information as of March 31, 2010;

(4)	distributions and share redemptions as of March 31, 2010;

(5)	fees paid to affiliates as of March 31, 2010;

(6)	a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section substantially the same as that which was filed in our Quarterly Report on Form 10-Q on May 14, 2010; and

(7)	updated financial information regarding Cole Credit Property Trust III, Inc.
Status of Our Public Offering
     Our initial public offering of 250,000,000 shares of common stock was declared effective on October 1, 2008. Of these shares, we are offering up to 230,000,000 shares in a primary offering and have reserved and are offering up to 20,000,000 shares pursuant to our distribution reinvestment plan. As of May 13, 2010, we had accepted investors’ subscriptions for, and issued, 153,964,500 shares of our common stock in the offering, resulting in gross proceeds of approximately $1.5 billion. As of May 13, 2010, we had approximately 96,035,500 shares of our common stock remaining in our offering.
     We will offer shares of our common stock pursuant to the offering until October 1, 2010, unless all shares being offered have been sold, in which case the offering will be terminated. If all of the shares we are offering have not been sold by October 1, 2010, we may extend the offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares and generally, such registrations are for a period of one year. Therefore, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate the offering at any time prior to the stated termination date.

Real Property Investments
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Investment Objectives and Policies — Real Property Investments” beginning on page 96 of the prospectus:
Potential Real Property Investments
     Our advisor has identified certain properties as potential suitable investments for us. The acquisition of each such property is subject to a number of conditions. A significant condition to acquiring any one of these potential acquisitions is our ability to raise sufficient proceeds in this offering to pay all or a portion of the purchase price. An additional condition to acquiring these properties may be securing debt financing to pay the balance of the purchase price. Such financing may not be available on acceptable terms or at all.
     Our evaluation of a property as a potential acquisition, including the appropriate purchase price, may include our consideration of a property condition report; unit-level store performance; property location, visibility and access; age of the property, physical condition and curb appeal; neighboring property uses; local market conditions, including vacancy rates; area demographics, including trade area population and average household income; neighborhood growth patterns and economic conditions; and the presence of demand generators.
     We decide whether to acquire each property generally based upon:
•	satisfaction of the conditions to the acquisition contained in the contract;

•	no material adverse change occurring relating to the property, the tenant or in the local economic conditions;

•	our receipt of sufficient net proceeds from the offering of our common stock to the public and financing proceeds to make the acquisition; and

•	our receipt of satisfactory due diligence information including the appraisal, environmental reports and tenant and lease information.
     Other properties may be identified in the future that we may acquire prior to or instead of these properties. Due to the considerable conditions that must be satisfied in order to acquire these properties, we cannot make any assurances that the closing of these acquisitions is probable. The properties currently identified are listed below. The respective seller of each property is an unaffiliated third party.

		Approximate Purchase	Approximate Compensation
Property	Expected Acquisition Date	Price (1)	to Sponsor (2)
Walgreens – Tucson, AZ	May 2010	$5,450,000	$109,000
Tractor Supply – Murphy, NC	May 2010	2,832,093	56,642
Walgreens – Charlotte, NC	May 2010	5,200,791	104,016
Walgreens – Durham, NC	May 2010	5,750,260	115,005
Walgreens – Fort Mill, SC	May 2010	4,237,003	84,740
Igloo Distribution Facility – Katy, TX	May 2010	38,100,000	762,000
Tractor Supply – Ballenger, TX	May 2010	2,483,721	49,674
Whole Foods – Hinsdale, IL	May 2010	11,610,000	232,200
Tractor Supply – St. John, IN	May 2010	4,460,000	89,200
CVS – Indianapolis, IN	May 2010	3,218,025	64,361
Walgreens – Leland, NC	May 2010	4,805,000	96,100

		$88,146,893	$1,762,938

(1)	Approximate purchase price does not include acquisition costs, which we expect to be approximately 3.0% of the contract purchase price, which include acquisition fees described in note 2 below.

(2)	Amounts include fees payable to an affiliate of our advisor for acquisition fees in connection with the property acquisition.

     The potential property acquisitions are subject to net leases, pursuant to which each tenant is required to pay substantially all operating expenses and capital expenditures in addition to base rent.

		Total Square	% of Total Square
Property	Major Tenants*	Feet Leased	Feet Leased
Walgreens – Tucson, AZ	Walgreen Arizona Drug Co.	15,120	100%
Tractor Supply – Murphy, NC	Tractor Supply Company	19,097	100%
Walgreens – Charlotte, NC	Walgreen Co.	14,820	100%
Walgreens – Durham, NC	Walgreen Co.	14,606	100%
Walgreens – Fort Mill, SC	Walgreen Co.	14,820	100%
Igloo Distribution Facility – Katy, TX	Igloo Products Corp.	914,195	100%
Tractor Supply – Ballenger, TX	Tractor Supply Co. of Texas, LP	19,097	100%
Whole Foods – Hinsdale, IL	Wild Oats Markets, Inc.	48,835	100%
Tractor Supply – St. John, IN	Tractor Supply Company	24,727	100%
CVS – Indianapolis, IN	Hook-SupRx, L.L.C.	12,222	100%
Walgreens – Leland, NC	Walgreen Co.	14,820	100%

		1,112,359

*	Major tenants include those tenants that occupy greater than 10.0% of the rentable square feet of the property.

     The table below provides leasing information for the major tenants at each property:

	Number			Current		Base Rent
	of		Renewal	Annual Base		per Square
Property	Tenants	Major Tenants *	Options**	Rent		Foot	Lease Term ***
Walgreens – Tucson, AZ	1	Walgreen Arizona Drug Co.	8/5 yr.	465,000		30.75	11/8/2003	11/30/2023
Tractor Supply – Murphy, NC	1	Tractor Supply Company	4/5 yr.	243,560	(1)	12.75	3/1/2010	2/28/2025
Walgreens – Charlotte, NC	1	Walgreen Co.	10/5 yr.	404,600		27.30	4/19/2010	4/30/2035
Walgreens – Durham, NC	1	Walgreen Co.	10/5 yr.	423,000		28.96	3/31/2010	10/31/2035
Walgreens – Fort Mill, SC	1	Walgreen Co.	10/5 yr.	340,000		22.94	6/1/2010	5/31/2035
Igloo Distribution Facility – Katy,	1	Igloo Products Corp.	1/5 yr.,	2,891,274	(2)	3.16	10/1/2004	9/30/2024
TX			2/10 yr.
Tractor Supply – Ballenger, TX	1	Tractor Supply Co. of Texas,	4/5 yr.	213,600	(3)	11.19	5/1/2010	4/30/2025
		LP
Whole Foods – Hinsdale, IL	1	Wild Oats Markets, Inc.	4/5 yr.	882,400	(4)	18.07	10/1/1999	9/30/2024
Tractor Supply – St. John, IN	1	Tractor Supply Company	4/5 yr.	380,000	(1)	15.37	1/9/2007	1/8/2022
CVS – Indianapolis, IN	1	Hook-SupeRx, L.L.C.	3/5 yr.	263,995		21.60	10/31/1997	1/31/2035
Walgreens – Leland, NC	1	Walgreen Co.	10/5 yr.	372,850		25.16	5/27/2008	5/31/2033

*	Major tenants include those tenants that occupy greater than 10.0% of the rentable square feet of the property.

**	Represents remaining option renewal periods/term of each option.

***	Represents lease term beginning with the lease commencement date through the end of the non-cancellable lease term.

(1)	The annual base rent under the lease increases every five years by approximately 10% of the then-current annual base rent.

(2)	The annual base rent under the lease increases in the fifth lease year by approximately 7.2% of the then-current annual base rent and in the 10th and 15th lease years by approximately 7.5% of the then-current annual base rent.

(3)	The annual base rent under the lease increases every five years by approximately 7.5% of the then-current annual base rent.

(4)	The annual base rent under the lease increases in the fifth lease year by $20,750 and in the 11th, 16th and 21st lease years by $25,950.
     We expect to purchase the properties with proceeds from our ongoing public offering of common stock and proceeds from previously issued debt. We may use the properties as collateral in future financings.

Selected Financial Data
     The following data supplements and should be read in conjunction with the section of our prospectus captioned “Selected Financial Data” beginning on page 113 of the prospectus:
     The following data should be read in conjunction with our consolidated financial statements and the notes thereto and the section of this prospectus captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
     The selected financial data presented below has been derived from our unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2010 and 2009 and from our audited consolidated financial statements as of the year ended December 31, 2009 (in thousands except shares).

Balance Sheet Data:	March 31, 2010	December 31, 2009
Total real estate assets, net	$978,925	$718,368
Cash and cash equivalents	$349,092	$278,717
Restricted cash	$1,906	$1,191
Total assets	$1,342,265	$1,005,895
Notes payable	$163,514	$129,302
Escrowed investor proceeds	$1,837	$1,121
Due to affiliates	$739	$743
Acquired below market lease intangibles, net	$25,574	$20,032
Total liabilities	$207,704	$162,050
Stockholders’ equity	$1,112,913	$831,463

	For the Three Months Ended	For the Three Months Ended
Operating Data:	March 31, 2010	March 31, 2009
Total revenue	$18,207	$826
General and administrative expenses	$1,513	$154
Property operating expenses	$1,134	$9
Property and asset management expenses	$1,678	$74
Acquisition related expenses	$6,845	$2,345
Depreciation and amortization	$4,848	$259
Operating income (loss)	$2,189	$(2,015)
Interest and other income	$340	$20
Interest expense	$(2,689)	$(184)
Net loss	$(160)	$(2,179)
Modified funds from operations (1)	$11,533	$425
Net operating income (2)	$16,485	$796
Per share data:
Net loss – basic and diluted	$(0.00)	$(0.43)
Weighted average dividends declared	$0.17	$0.16
Weighted average shares outstanding – basic and diluted	114,222,272	5,043,018

	For the Three Months Ended	For the Three Months Ended
Cash Flow Data:	March 31, 2010	March 31, 2009
Net cash provided by (used in) operating activities	$6,354	$(1,200)
Net cash used in investing activities	$(260,580)	$(88,352)
Net cash provided by financing activities	$324,601	$113,458

(1)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Modified Funds from Operations” included elsewhere in this prospectus supplement for information regarding why we present modified funds from operations and for a reconciliation of this non-GAAP financial measure to net loss.

(2)	See tables below for a reconciliation of this non-GAAP financial measure to net loss.

  Reconciliations of Non-GAAP Financial Measures
     The following table presents the historic net operating income derived from our investments in real estate assets for the three months ended March 31, 2010 and 2009 (in thousands):

	For the Three Months Ended	For the Three Months Ended
	March 31, 2010	March 31, 2009
Rental revenue (1)	$18,207	$826
Property operating expenses (2)	(1,134)	(9)
Property management expenses	(588)	(21)

Net operating income	$16,485	$796

(1)	Rental revenue includes adjustments as defined by GAAP such as straight-line rental revenue, tenant reimbursements and amortization of intangibles related to above and below market leases acquired with real estate.

(2)	The primary property operating expense items are repairs and maintenance, property taxes, and insurance. Property operating expenses exclude depreciation, amortization, acquisition related expenses, general and administrative expenses, interest expense and property and asset management fees.
     We consider net operating income (“NOI”), to be an appropriate supplemental performance measure, because NOI reflects the operating performance of our real estate assets and excludes certain items that are not considered to be controllable in connection with the management of each property, such as depreciation and amortization, general and administrative expenses and interest expense.
     NOI is a non-GAAP financial measure and does not represent net income (loss) as defined by GAAP. Net income (loss) as defined by GAAP is the most relevant measure in determining our operating performance because NOI includes adjustments that investors may deem subjective, such as adding back expenses such as interest expense, acquisition related expenses, depreciation and amortization. Accordingly, NOI should not be considered as an alternative to net income (loss) as an indicator of our operating performance.
     Our reconciliation of NOI to reported net loss is presented in the following table for the three months ended March 31, 2010 and 2009 (in thousands):

	For the Three Months Ended	For the Three Months Ended
	March 31, 2010	March 31, 2009
Net operating income	$16,485	$796
General and administrative expenses	(1,513)	(154)
Asset management expenses	(1,090)	(53)
Acquisition related expenses	(6,845)	(2,345)
Depreciation	(2,909)	(165)
Amortization	(1,939)	(94)
Interest income	340	20
Interest expense	(2,689)	(184)

Net loss	$(160)	$(2,179)

Distribution Policy and Distributions
     The following data supplements, and should be read in conjunction with, the section of our prospectus captioned “Description of Shares — Distribution Policy and Distributions” beginning on page 155 of the prospectus.
     The following table presents distributions and source of distributions for the periods indicated below (in thousands):

	Three Months Ended (in thousands)
	March 31,	December 31,	September 30,	June 30,
	2010	2009	2009	2009
Distributions paid in cash	$7,161	$4,983	$2,891	$1,147
Distributions reinvested	9,974	6,873	4,005	1,591

Total distributions	$17,135	$11,856	$6,896	$2,738

Source of distributions:
Net cash provided by (used in) operating activities	$6,354	$2,696	$594	$(2,018)
Proceeds from issuance of common stock	6,845	7,265	4,665	4,756
Proceeds from notes payable	3,936	1,895	1,637	—

Total sources	$17,135	$11,856	$6,896	$2,738

     Net cash provided by (used in) operating activities of approximately $6.4 million, $2.7 million, $0.6 million, and ($2.0 million) for the three months ended March 31, 2010, December 31, 2009, September 30, 2009 and June 30, 2009, respectively, have been reduced by approximately $6.8 million, $7.3 million, $4.7 million and $4.3 million, respectively, of real estate acquisition related expenses incurred and expensed during the period in accordance with Accounting Standards Codification 805, Business Combinations. We consider the real estate acquisition related expenses to have been funded by proceeds from our ongoing public offering of shares of our common stock because the expenses were incurred to acquire our real estate investments.
Share Redemptions
     The following data supplements, and should be read in conjunction with, the section of our prospectus captioned “Share Redemption Program–Share Redemptions” on page 161 of the prospectus.
     During the three months ended March 31, 2010, we redeemed 72,119 shares of our common stock for $708,388 ($9.82 per share). As of December 31, 2009, we had redeemed 25,088 shares of our common stock for $243,823 ($9.72 per share). We have honored all redemption requests that comply with the applicable requirements and guidelines of our share redemption program set forth in our prospectus. We have funded and intend to continue funding share redemptions with proceeds from our DRIP.

Compensation Paid to CR III Advisors and its Affiliates
     The following data supplements, and should be read in conjunction with, the section of our prospectus captioned “Management Compensation” beginning on page 67 of the prospectus.
     The following table summarizes the cumulative compensation, fees and reimbursements incurred by CR III Advisors and its affiliates related to the offering stage during the respective periods reflected below (in thousands). As of March 31, 2010, approximately $419,000 of such costs were accrued, as they had been incurred by CR III Advisors and its affiliates, but had not yet been reimbursed by the Company. As of December 31, 2009, approximately $490,000 of such costs were accrued, as they had been incurred by CR III Advisors and its affiliates, but had not yet been reimbursed by the Company.

	As of	As of	As of	As of
	March 31, 2010	December 31, 2009	September 30, 2009	June 30, 2009
Offering Stage:

Selling commissions	$89,357	$66,534	$44,118	$24,740
Selling commissions reallowed by Cole Capital	$89,357	$66,534	$44,118	$24,740
Dealer manager fee	$25,996	$19,311	$12,757	$7,055
Dealer manager fee reallowed by Cole Capital	$12,426	$9,098	$6,085	$3,425
Other organization and offering expenses	$16,610	$13,369	$9,591	$5,312
     The following table summarizes the compensation, fees and reimbursements incurred by CR III Advisors and its affiliates related to the acquisitions, operations and liquidation/listing stages during the respective periods (in thousands). As of March 31, 2010, approximately $320,000 of such costs were accrued, as they had been incurred by CR III Advisors and its affiliates, but had not yet been reimbursed by the Company. As of December 31, 2009, approximately $253,000 of such costs were accrued, as they had been incurred by CR III Advisors and its affiliates, but had not yet been reimbursed by the Company.

	Three Months Ended	For the Year Ended
	March 31, 2010	December 31, 2009
Acquisitions and Operations Stage:

Acquisition and advisory fees and expenses	$5,476	$14,555
Asset management fees and expenses	$1,089	$1,409
Property management and leasing fees and expenses	$555	$584
Operating expenses	$536	$744
Financing coordination fees	$343	$1,294

Liquidation/ Listing Stage:

Real estate commissions	$—	$—
Subordinated participation in net sale proceeds	—	$—
Subordinated incentive listing fee	$—	$—

Management’s Discussion and Analysis
The following information supplements and should be read in conjunction with, the section of our prospectus captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 115 of the prospectus:

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
     The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our condensed consolidated unaudited financial statements, the notes thereto, and the other unaudited financial data included elsewhere in this prospectus supplement. The following discussion should also be read in conjunction with our audited consolidated financial statements, and the notes thereto, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for the year ended December 31, 2009. The terms “we,” “us,” “our” and the “Company” refer to Cole Credit Property Trust III, Inc.
Forward-Looking Statements
     Except for historical information, this section contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including discussion and analysis of our financial condition and our subsidiaries, our anticipated capital expenditures, amounts of anticipated cash distributions to our stockholders in the future and other matters. These forward-looking statements are not historical facts but are the intent, belief or current expectations of our management based on their knowledge and understanding of our business and industry. Words such as “may,” “will,” “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “would,” “could,” “should” or comparable words, variations and similar expressions are intended to identify forward-looking statements. All statements not based on historical fact are forward looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or implied in the forward-looking statements. A full discussion of our Risk Factors may be found under the “Risk Factors” section of this prospectus.
     Forward-looking statements that were true at the time made may ultimately prove to be incorrect or false. Investors are cautioned not to place undue reliance on forward-looking statements, which reflect our management’s view only as of the date of this prospectus supplement. We undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results. Factors that could cause actual results to differ materially from any forward-looking statements made in this prospectus supplement include, among others, changes in general economic conditions, changes in real estate conditions, construction costs that may exceed estimates, construction delays, increases in interest rates, lease-up risks, rent relief, inability to obtain new tenants upon the expiration or termination of existing leases, and the potential need to fund tenant improvements or other capital expenditures out of operating cash flows. The forward-looking statements should be read in light of the risk factors identified in the “Risk Factors” section of this prospectus.
     Management’s discussion and analysis of financial condition and results of operations are based upon our condensed consolidated unaudited financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of these financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On a regular basis, we evaluate these estimates. These estimates are based on management’s historical industry experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.
Overview
     We were formed on January 22, 2008 to acquire and operate a diverse portfolio of commercial real estate investments primarily consisting of retail and other income producing commercial properties located throughout the United States, including U.S. protectorates. We commenced our principal operations on January 6, 2009, when we issued the initial 262,059 shares of common stock in the Offering. Prior to such date, we were considered a development stage company. We acquired our first real estate property on January 6, 2009. We have no paid employees and are externally advised and managed by CR III Advisors, our affiliate. We intend to qualify as a real estate investment trust for federal income tax purposes.
     Our operating results and cash flows are primarily influenced by rental income from our commercial properties and interest expense on our property acquisition indebtedness. Rental and other property income accounted for 94% and 99% of total revenue during the three months ended March 31, 2010 and 2009, respectively. As 99.9% of our rentable square feet was under lease as of March 31, 2010, with an average remaining lease term of 16.8 years, we believe our exposure to changes in commercial rental rates on our portfolio is substantially mitigated, except for vacancies caused by tenant bankruptcies or other factors. Our advisor regularly monitors the creditworthiness of our tenants by reviewing the tenant’s financial results, credit rating agency reports (if any) on the tenant or guarantor, the operating history of the property with such tenant, the tenant’s market share and track record within its industry segment, the general health and outlook of the tenant’s industry segment, and other information for changes and possible trends. If our advisor identifies significant changes or trends that may adversely affect the creditworthiness of a tenant, it will gather a more in-depth knowledge of the tenant’s financial condition and, if necessary, attempt to mitigate the tenant credit risk by evaluating the possible sale of the property, or identifying a possible replacement tenant should the current tenant fail to perform on the lease. As of March 31, 2010, the debt leverage ratio of our consolidated real estate assets, which is the ratio of debt to total gross real estate and related assets net of gross intangible lease liabilities, was 17%. As we acquire additional commercial real estate, we will be subject to changes in real estate prices and changes in interest rates on any new indebtedness used to acquire the properties. We may manage our risk of changes in real estate prices on future property acquisitions by entering into purchase agreements and loan commitments simultaneously so that our operating yield is determinable at the time we enter into a purchase agreement, by contracting with developers for future delivery of properties, or by entering into sale-leaseback transactions. We expect to manage our interest rate risk by monitoring the interest rate environment in connection with future property acquisitions or upcoming debt maturities to determine the appropriate financing or refinancing terms, which may include fixed rate loans, variable rate loans or interest rate hedges. If we are unable to acquire suitable properties or obtain suitable financing for future acquisitions or refinancing, our results of operations may be adversely affected.
  Recent Market Conditions
     There continues to be positive signs of economic recovery, however, the current mortgage lending and interest rate environment for real estate in general continues to be disrupted. Domestic and international financial markets have recently experienced significant disruptions, which were brought about in large part by challenges in the world-wide banking system. These disruptions severely impacted the availability of credit and have contributed to rising costs associated with obtaining credit. Although credit conditions are beginning to improve, we have experienced, and may continue to experience, more stringent lending criteria, which may affect our ability to finance certain property acquisitions or refinance our debt at maturity. Additionally, for properties for which we are able to obtain financing, the interest rates and other terms on such loans may be unacceptable. We have managed, and expect to continue to manage, the current mortgage lending environment by considering alternative lending sources, including the securitization of debt, utilizing fixed rate loans, borrowing on our existing TCF Loan or JPMorgan Credit Facility, short-term variable rate loans, assuming existing mortgage loans in connection with property acquisitions, or entering into interest rate lock or swap agreements, or any combination of the foregoing. We have acquired, and expect to continue to acquire, our properties for cash without financing. If we are unable to obtain suitable financing for future acquisitions or we are unable to identify suitable properties at appropriate prices in the current credit environment, we may have a larger amount of uninvested cash, which may adversely affect our results of operations. We will continue to evaluate alternatives in the current market, including purchasing or originating debt backed by real estate, which could produce attractive yields in the current market environment.
     The current economic environment has lead to high unemployment rates and a continued decline in consumer spending. These economic trends have adversely impacted the retail and real estate markets, causing higher tenant vacancies, declining rental rates, and declining property values. As of March 31, 2010, 99.9% of our rentable square feet was under lease. However, if current economic conditions persist, we may experience vacancies or be required to reduce rents on occupied space. If we do experience vacancies, our advisor will actively seek to lease our vacant space; however, as retailers and other tenants have been delaying or eliminating their store expansion plans, the amount of time required to re-tenant a property has increased.
Results of Operations
     Our results of operations are influenced by the timing of acquisitions and the operating performance of our real estate investments. The following table shows the property statistics of our consolidated real estate assets as of March 31, 2010 and 2009:

	March 31, 2010	March 31, 2009
Number of commercial properties	190	9
Approximate rentable square feet (1)	6.2 million	863,000
Percentage of rentable square feet leased	99.9%	100%

(1)	Including square feet of the buildings on land that is subject to ground leases.

     The following table summarizes our consolidated real estate investment activity during the three months ended March 31, 2010 and 2009:

	March 31, 2010	March 31, 2009
Commercial properties acquired	57	9
Approximate purchase price of acquired properties	$259.9 million	$89.8 million
Approximate rentable square feet (1)	1.4 million	863,000

(1)	Including square feet of the buildings on land that is subject to ground leases.
     Three Months Ended March 31, 2010 Compared to the Three Months Ended March 31, 2009
     As shown in the tables above, we owned 190 commercial properties as of March 31, 2010, compared to nine commercial properties as of March 31, 2009. Accordingly, our results of operations for the three months ended March 31, 2010, as compared to the three months ended March 31, 2009, reflect significant increases in most categories.
     Revenue. Revenue increased $17.4 million to $18.2 million for the three months ended March 31, 2010, compared to $826,000 for the three months ended March 31, 2009. Our revenue consisted primarily of rental and other property income from net leased commercial properties, which accounted for 94% and 99% of total revenues during the three months ended March 31, 2010 and 2009, respectively.
     Rental and other property income increased $16.4 million to $17.2 million for the three months ended March 31, 2010, compared to $824,000 for the three months ended March 31, 2009. The increase was primarily due to the acquisition of 181 new rental income producing properties subsequent to March 31, 2009. In addition, we pay certain operating expenses subject to reimbursement by the tenant, which resulted in $1.0 million of tenant reimbursement income during the three months ended March 31, 2010, compared to $2,000 during the three months ended March 31, 2009.
     General and Administrative Expenses. General and administrative expenses increased $1.4 million to $1.5 million for the three months ended March 31, 2010, compared to $154,000 for the three months ended March 31, 2009. The increase was primarily due to an increase in accounting and organization fees and taxes incurred during the three months ended March 31, 2010 as a result of the 181 commercial properties acquired subsequent to March 31, 2009. In addition, the increase is due to the recording of operating expenses incurred by our advisor in providing administrative services to us, which are reimbursable to our advisor pursuant to the advisory agreement, of $536,000 during the three months ended March 31, 2010. No expenses for such services were reimbursed during the three months ended March 31, 2009. The primary general and administrative expense items were operating expenses reimbursable to our advisor, accounting and legal fees, organization fees and taxes, unused line of credit fees, and escrow and trustee fees.
     Property Operating Expenses. Property operating expenses increased $1.1 million to $1.1 million for the three months ended March 31, 2010, compared to $9,000 for the three months ended March 31, 2009. The increase was primarily due to an increase in property taxes, repairs and maintenance and insurance, due to an increase in the number of properties for which we initially pay certain operating expenses and are reimbursed by the tenant in accordance with the respective lease agreements. The primary property operating expense items are property taxes, repairs and maintenance, and insurance.
     Property and Asset Management Expenses. Pursuant to the advisory agreement with our advisor, we are required to pay to our advisor a monthly asset management fee equal to one-twelfth of 0.50% of the aggregate asset value of our properties. Additionally, we may be required to reimburse expenses incurred by our advisor in providing asset management services, subject to limitations as set forth in the advisory agreement. Pursuant to the property management agreement with our affiliated property manager, we are required to pay to our property manager a property management fee in an amount up to 2% of gross revenues from each of our single tenant properties and up to 4% of gross revenues from each of our multi-tenant properties. We may also be required to reimburse our property manager expenses it incurred relating to managing or leasing the properties, subject to limitations as set forth in the advisory agreement.
     Property and asset management expenses increased $1.6 million to $1.7 million for the three months ended March 31, 2010, compared to $74,000 for the three months ended March 31, 2009. Property management expenses increased $567,000 to $588,000 for the three months ended March 31, 2010 from $21,000 for the three months ended March 31, 2009. The increase in property management expenses was primarily due to an increase in property management fees to $334,000 for the three months ended March 31, 2010, compared to $21,000 for the three months ended March 31, 2009. The increase in property management fees was primarily due to an increase in rental and other property income to $17.2 million for the three months ended March 31, 2010, from $824,000 for the three months ended March 31, 2009, due to revenues from the 181 commercial properties acquired subsequent to March 31, 2009.
     Asset management expenses increased $1.0 million to $1.1 million for the three months ended March 31, 2010, from $53,000 for the three months ended March 31, 2009. The increase in asset management expenses was primarily due to an increase in asset management fees to $980,000 for the three months ended March 31, 2010, compared to $53,000 for the three months ended March 31, 2009. The increase in asset management fees was primarily due to an increase in the average gross aggregate book value of properties to $833.7 million for the three months ended March 31, 2010 from $44.9 million for the three months ended March 31, 2009. The increase in the average gross aggregate book value of properties was due to the acquisition of 181 additional properties subsequent to March 31, 2009.
     In addition, during the three months ended March 31, 2010, we recorded $331,000 related to reimbursement of expenses incurred by our advisor in performing property and asset management services. No such expenses were required to be reimbursed during the three months ended March 31, 2009, or will be required to be reimbursed, as our advisor did not elect, and is no longer entitled, to be reimbursed.
     Acquisition Related Expenses. Acquisition related expenses increased $4.5 million to $6.8 million for the three months ended March 31, 2010, compared to $2.3 million for the three months ended March 31, 2009. The increase is due to the recording of acquisition related expenses, as we purchased 57 commercial properties during the three months ended March 31, 2010, compared to nine commercial properties during the three months ended March 31, 2009. Pursuant to the advisory agreement with our advisor, we pay an acquisition fee to our advisor of 2% of the contract purchase price of each property or asset acquired. We may also be required to reimburse our advisor for acquisition expenses incurred in the process of acquiring property or in the origination or acquisition of a loan. During the three months ended March 31, 2010, we recorded $432,000 in acquisition expenses incurred by our advisor in connection with the acquisition of 57 commercial properties, for an aggregate purchase price of $259.9 million. No expenses for such services were required to be reimbursed during the three months ended March 31, 2009.
     Depreciation and Amortization Expenses. Depreciation and amortization expenses increased $4.6 million to $4.8 million for the three months ended March 31, 2010, compared to $259,000 for the three months ended March 31, 2009. The increase was primarily due to an increase in the average gross aggregate book value of properties to $833.7 million for the three months ended March 31, 2010 from $44.9 million for the three months ended March 31, 2009. The increase in the gross aggregate book value was due to the acquisition of 181 new properties subsequent to March 31, 2009.
     Interest and Other Income. Interest and other income increased $320,000 to $340,000 during the three months ended March 31, 2010, compared to $20,000 during the three months ended March 31, 2009. The increase was primarily due to higher average uninvested cash due to increase in shares sold in the Offering during the three months ended March 31, 2010 of $313.9 million, as compared to the three months ended March 31, 2009 of $12.1 million.
     Interest Expense. Interest expense increased $2.5 million to $2.7 million for the three months ended March 31, 2010, compared to $184,000 during the three months ended March 31, 2009. The increase was primarily due to an increase in the average aggregate amount of notes payable outstanding to $146.4 million during the three months ended March 31, 2010 from $17.9 million for the three months ended March 31, 2009, with weighted average interest rates of approximately 6.04% and 3.71% as of March 31, 2010 and 2009, respectively.
Modified Funds from Operations
     Modified funds from operations (“MFFO”) is a non-GAAP supplemental financial performance measure that our management uses in evaluating the operating performance of our real estate investments. Similar to Funds from Operations (“FFO”), a non-GAAP financial performance measure defined by the National Association of Real Estate Investment Trusts (“NAREIT”) widely recognized as a measure of operating performance of a real estate company, MFFO, as defined by our company, excludes items such as real estate depreciation and amortization, and gains and losses on the sale of real estate assets. However, changes in the accounting and reporting rules under GAAP that have been put into effect since the establishment of NAREIT’s definition of FFO have prompted a significant increase in the amount of non-cash and non-operating items included in FFO, as defined. In addition to the adjustments in FFO, MFFO, as defined by our company, also excludes acquisition related expenses and real estate impairment charges, which are required to be expensed in accordance with GAAP. We believe that MFFO, which excludes these costs, is more representative of the operating performance of our real estate portfolio. Depreciation and amortization in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Additionally, gains and losses on sale of real estate assets and impairment charges are items that management does not include in its evaluation of the current operating performance of its real estate investments, rather management believes that the impact of these items will be reflected over time through changes in rental income or other related costs. Also, management does not include acquisition related expenses in its evaluation of current operating performance as acquisition related expenses are funded with proceeds from the Offering and accordingly will not be incurred in future periods for real estate acquired during the periods presented below. We believe that MFFO reflects the overall operating performance of our real estate portfolio, which may not be immediately apparent from reported net income. As such, we believe MFFO, in addition to net income and cash flows from operating activities, as defined by GAAP, is a meaningful supplemental performance measure and is useful in understanding how our management evaluates our ongoing operating performance.
     However, MFFO should not be considered as an alternative to net income or to cash flows from operating activities and is not intended to be used as a liquidity measure indicative of cash flow available to fund our cash needs.
     Our calculation of MFFO, and reconciliation to net loss, which is the most directly comparable GAAP financial measure, is presented in the following table for the periods as indicated (in thousands):

	Three Months Ended
	March 31, 2010	March 31, 2009
Net loss	$(160)	$(2,179)
Add:
Depreciation of real estate assets	2,909	165
Amortization of lease related costs	1,939	94
Acquisition related expenses	6,845	2,345

MFFO	$11,533	$425

     Set forth below is additional information that may be helpful in assessing our operating results:
•	In order to recognize revenues on a straight-line basis over the terms of the respective leases, we recognized additional revenue by straight-lining rental revenue of $1.1 million and $3,000 during the three months ended March 31, 2010 and 2009, respectively.

•	Amortization of deferred financing costs totaled $357,000 during the three months ended March 31, 2010. There were no deferred financing costs as of March 31, 2009.
Distributions and Share Redemptions
     During the three months ended March 31, 2010, we paid aggregate distributions of $17.1 million, including $7.1 million of distributions paid in cash and $10.0 million of distributions reinvested through our DRIP. MFFO was $11.5 million and adjusted cash flows from operations, which consists of cash flows from operations adjusted to add back real estate acquisition related expenses, was $13.2 million, during the three months ended March 31, 2010. Our aggregate distributions, which included cash distributions and distributions reinvested in our common stock, were funded by adjusted cash flows from operations of $13.2 million and proceeds from notes payable of $3.9 million. During the three months ended March 31, 2010, adjusted cash flows from operations consisted of cash flows from operations of $6.4 million, adjusted to add back $6.8 million of real estate acquisition related expenses incurred during the period and expensed.
     During the three months ended March 31, 2009, we paid aggregate distributions of $273,000, including $116,000 of distributions paid in cash and $157,000 of distributions reinvested through our DRIP. MFFO was $425,000 and adjusted cash flows from operations was $1.1 million, during the three months ended March 31, 2010. Our aggregate distributions, which included cash distributions and distributions reinvested in our common stock, were funded by adjusted cash flows from operations of $1.1 million. During the three months ended March 31, 2009, adjusted cash flows from operations consisted of cash flows used in operations of ($1.2 million) adjusted to add back $2.3 million of real estate acquisition related expenses incurred during the period and expensed.
     Adjusted cash flows from operations is a non-GAAP financial measure and does not represent cash flows from operating activities. Cash flows from operating activities as defined by GAAP is the most relevant GAAP measure in determining our ability to generate cash from our real estate investments because adjusted cash flows from operations includes adjustments that investors may deem subjective, such as adding back acquisition related expenses. Accordingly, adjusted cash flows from operations should not be considered as an alternative to cash flows from operating activities. We consider adjusted cash flows from operations to be a meaningful measure of the source of cash used to pay distributions to investors, as it adds back real estate acquisition related expenses, which are a one-time occurrence, used for income generating investments that have a long-term benefit, to arrive at the ongoing cash flows from operating our real estate assets. We consider the real estate acquisition related expenses to have been funded by proceeds from our Offerings because the expenses were incurred to acquire our real estate investments.
     On March 25, 2010, our board of directors authorized a daily distribution, based on 365 days in the calendar year, of $0.001918007 per share (which equates to 7.00% on an annualized basis calculated at the current rate, assuming a $10.00 per share purchase price) for stockholders of record as of the close of business on each day of the periods commencing on April 1, 2010 and ending on June 30, 2010.
     Our share redemption program provides that we will redeem shares of our common stock from requesting stockholders, subject to the terms and conditions of the share redemption program. In particular, during the trailing twelve-month period prior to the redemption date, we will not redeem in excess of 5% of the weighted average number of shares outstanding. In addition, the cash available for redemption is limited to the proceeds from the sale of shares pursuant to our DRIP. See our Annual Report on Form 10-K for the year ended December 31, 2009. During the three months ended March 31, 2010, we redeemed 72,000 shares for $708,000. We have honored all redemption requests that comply with the applicable requirements and guidelines of our current share redemption program set forth in the prospectus relating to our initial public offering. We have funded and intend to continue funding share redemptions with proceeds from our distribution reinvestment plan. Subsequent to March 31, 2010, we redeemed 362,000 shares for $3.5 million.
Liquidity and Capital Resources
     General
     Our principal demands for funds are for real estate and real estate-related investments and the payment of acquisition related expenses, operating expenses, distributions to stockholders and principal and interest on any future outstanding indebtedness. Generally, cash needs for items other than acquisitions and acquisition related expenses will be generated from operations and our current investments. The sources of our operating cash flows are primarily driven by the rental income received from leased properties and interest earned on our cash balances. We expect to continue to raise capital through our ongoing Offering and our proposed follow-on offering of common stock and to utilize such funds and proceeds from secured or unsecured financing to complete future property acquisitions. As of March 31, 2010, we had raised $1.3 billion in the Offering, net of redemptions and inclusive of amounts raised under our DRIP.
     As of March 31, 2010, we had cash and cash equivalents of $349.1 million. Additionally, as of March 31, 2010, we had unencumbered properties with a gross book value of $443.2 million that may be used as collateral to secure additional financing in future periods.
     Short-term Liquidity and Capital Resources
     On a short-term basis, our principal demands for funds will be for operating expenses, distributions and redemptions to stockholders and interest and principal on current and any future indebtedness. We expect to meet our short-term liquidity requirements through cash provided by property operations and proceeds from the Offering. Operating cash flows are expected to increase as additional properties are added to our portfolio. The offering and organization costs associated with the Offering are initially paid by CR III Advisors, which will be reimbursed for such costs up to 1.5% of the gross capital raised by us in the Offering. As of March 31, 2010, our advisor or its affiliates has paid, and we have reimbursed, $16.6 million of offering and organization costs.
     Long-term Liquidity and Capital Resources
     On a long-term basis, our principal demands for funds will be for real estate and real estate-related investments and the payment of acquisition related expenses, operating expenses, distributions and redemptions to stockholders and interest and principal on any future indebtedness. Generally, we expect to meet cash needs for items other than acquisitions and acquisition related expenses from our cash flow from operations, and we expect to meet cash needs for acquisitions from the net proceeds of our Offering and from debt financings. We expect that substantially all cash generated from operations will be used to pay distributions to our stockholders after certain capital expenditures, including tenant improvements and leasing commissions, are paid at the properties; however, we may use other sources to fund distributions as necessary, including the proceeds of our Offering, cash advanced to us by our advisor, borrowing on our TCF Loan, borrowing on our JPMorgan Credit Facility and/or borrowings in anticipation of future cash flow. During the three months ended March 31, 2010, we funded distributions to our stockholders with adjusted cash flows from operations and debt financings. The TCF Loan, JPMorgan Credit Facility and certain notes payable contain customary affirmative, negative and financial covenants, including requirements for minimum net worth, debt service coverage ratios, and leverage ratios. These covenants may limit our ability to incur additional debt and make borrowings on our TCF Loan or JPMorgan Credit Facility.
     As of March 31, 2010, we had received and accepted subscriptions for 132.5 million shares of common stock in our Offering for gross proceeds of $1.3 billion. As of March 31, 2010, we had redeemed a total of 97,000 shares of common stock for a cost of $952,000.

     As of March 31, 2010, the Company had $163.5 million mortgage notes payable outstanding, with fixed interest rates, which includes $37.5 million of variable rate debt swapped to fixed rates, ranging from 5.54% to 6.45% per annum and a weighted average interest rate of 6.04%. The mortgage notes payable mature on various dates from August 2012 through February 2020. See Note 6 to our condensed consolidated unaudited financial statements in this prospectus supplement for terms of the lines of credit. Additionally, the ratio of debt to total gross real estate assets net of gross intangible lease liabilities, as of March 31, 2010, was 17% and the weighted average years to maturity was 7.2 years.
     Our contractual obligations as of March 31, 2010, were as follows (in thousands):

	Payments due by period (1) (2)
		Less Than 1			More Than 5
	Total	Year	1-3 Years	4-5 Years	Years
Principal payments — fixed rate debt	$163,514	$362	$49,731	$2,824	$110,597
Interest payments — fixed rate debt	70,075	9,916	25,620	13,391	21,148

Total	$233,589	$10,278	$75,351	$16,215	$131,745

(1)	The table above does not include amounts due to our advisor or its affiliates pursuant to our advisory agreement because such amounts are not fixed and determinable.

(2)	As of March 31, 2010, we had $37.5 million of variable rate debt fixed through the use of interest rate swaps. We used the fixed rates under the swap agreement to calculate the debt payment obligations in future periods. As of March 31, 2010, we did not have any variable rate debt outstanding for which the interest rate had not been fixed through the use of interest rate swaps.
     Our charter prohibits us from incurring debt that would cause our borrowings to exceed the greater of 75% of our gross assets, valued at the greater of the aggregate cost (before depreciation and other non-cash reserves) or fair value of all assets owned by us, unless approved by a majority of our independent directors and disclosed to our stockholders in our next quarterly report.
Cash Flow Analysis
     Three Months Ended March 31, 2010 Compared to the Three Months Ended March 31, 2009
     Operating Activities. During the three months ended March 31, 2010, net cash provided by operating activities was $6.4 million, compared to net cash used by operating activities of $1.2 million for the three months ended March 31, 2009, resulting in a change of $7.6 million. The change was primarily due to a decrease in net loss of $2.0 million, an increase in depreciation and amortization expenses totaling $4.6 million, an increase in the change in deferred rent and other liabilities of $1.5 million and an increase in the change in accounts payable and accrued expenses of $754,000, partially offset by a decrease in the change in rents and tenant receivables of $1.8 million for the three months ended March 31, 2010. See “Results of Operations” for a more complete discussion of the factors impacting our operating performance.
     Investing Activities. Net cash used in investing activities increased $172.2 million to $260.6 million for the three months ended March 31, 2010 compared to $88.4 million for the three months ended March 31, 2009. The increase was primarily due to the acquisition of 57 properties during the three months ended March 31, 2010, compared to the acquisition of nine properties during the three months ended March 31, 2009.
     Financing Activities. Net cash provided by financing activities increased $211.1 million to $324.6 million for the three months ended March 31, 2010, compared to $113.5 million for the three months ended March 31, 2009. The change was primarily due to an increase in net proceeds from the issuance of common stock of $205.3 million and an increase in the proceeds from mortgage notes payable of $34.3 million, partially offset by an increase in offering costs of $19.4 million and an increase in distributions paid to investors of $7.0 million.
Election as a REIT
     We intend to qualify as a REIT commencing with the taxable year ended December 31, 2009. To qualify as a REIT, we must meet, and continue to meet, certain requirements relating to our organization, sources of income, nature of assets, distributions of income to our stockholders and recordkeeping. Accordingly, to the extent we meet the REIT qualifications, we generally will not be subject to federal corporate income tax so long as we distribute at least 90% of our taxable income to our stockholders.
     If we fail to qualify as a REIT for any reason in a taxable year and applicable relief provisions do not apply, we will be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. We will not be able to deduct distributions paid to our stockholders in any year in which we fail to qualify as a REIT. We also will be disqualified for the four taxable years following the year during which qualification was lost unless we are entitled to relief under specific statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to stockholders. However, we believe that we are organized and operate in such a manner as to qualify for treatment as a REIT for federal income tax purposes. No provision for federal income taxes has been made in our accompanying condensed consolidated unaudited financial statements. We are subject to certain state and local taxes related to the operations of properties in certain locations, which have been provided for in our accompanying condensed consolidated unaudited financial statements.
Inflation
     We are exposed to inflation risk as income from long-term leases will be the primary source of our cash flows from operations. We expect there will be provisions in many of our tenant leases that will help protect us from, and mitigate the risk of, the impact of inflation. These provisions may include rent steps and clauses enabling us to receive payment of additional rent calculated as a percentage of the tenants’ gross sales above pre-determined thresholds. In addition, most of our leases will require the tenant to pay all or a majority of the operating expenses, including real estate taxes, special assessments and sales and use taxes, utilities, insurance and building repairs related to the property. However, due to the long-term nature of the leases, the leases may not reset frequently enough to adequately offset the effects of inflation.
Critical Accounting Policies and Estimates
     Our accounting policies have been established to conform to GAAP. The preparation of financial statements in conformity with GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. If our judgment or interpretation of the facts and circumstances relating to the various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements. Additionally, other companies may utilize different estimates that may impact comparability of our results of operations to those of companies in similar businesses. We consider our critical accounting policies to be the following:
•	Investment in and Valuation of Real Estate and Related Assets;

•	Allocation of Purchase Price of Real Estate and Related Assets;

•	Revenue Recognition;

•	Income Taxes; and

•	Derivative Instruments and Hedging Activities.
     A complete description of such policies and our considerations is contained in our Annual Report on Form 10-K for the year ended December 31, 2009, and our critical accounting policies have not changed during the three months ended March 31, 2010. The information included in this prospectus supplement should be read in conjunction with our audited consolidated financial statements as of and for the year ended December 31, 2009, and related notes thereto.
Commitments and Contingencies
     We are subject to certain contingencies and commitments with regard to certain transactions. Refer to Note 7 to our condensed consolidated unaudited financial statements included in this prospectus supplement for further explanations.
Related-Party Transactions and Agreements
     We have entered into agreements with CR III Advisors and its affiliates, whereby we have paid and may continue to pay certain fees to, or reimburse certain expenses of, CR III Advisors or its affiliates such as acquisition and advisory fees and expenses, financing coordination fees, organization and offering costs, sales commissions, dealer manager fees, asset and property management fees and expenses, leasing fees and reimbursement of certain operating costs. See Note 8 to our condensed consolidated unaudited financial statements included in this prospectus supplement for a discussion of the various related-party transactions, agreements and fees.
Subsequent Events
     Certain events occurred subsequent to March 31, 2010 through the date of this prospectus supplement. Refer to Note 11 to our condensed consolidated unaudited financial statements included in this prospectus supplement for further explanation. Such events include:

•	Status of the Offering;

•	Real estate acquisitions;

•	Mortgage notes receivable investments; and

•	Mortgage notes payable incurred.
New Accounting Pronouncements
     Refer to Note 10 to our condensed consolidated unaudited financial statements included in this prospectus supplement for further explanation of applicable new accounting pronouncements.
Off Balance Sheet Arrangements
     As of March 31, 2010 and December 31, 2009 we had no off balance sheet arrangements.

The following financial pages supplement, and should be read in connection with, the financial pages beginning on page F-1 of the prospectus.

COLE CREDIT PROPERTY TRUST III, INC.
CONDENSED CONSOLIDATED UNAUDITED BALANCE SHEETS
(Dollar amounts in thousands, except share and per share amounts)

	March 31,	December 31,
	2010	2009
ASSETS
Investment in real estate assets:
Land	$289,587	$231,686
Buildings and improvements, less accumulated depreciation of $6,087 and $3,178, respectively	531,564	361,561
Acquired intangible lease assets, less accumulated amortization of $4,928 and $2,648, respectively	157,774	125,121

Total investment in real estate assets, net	978,925	718,368
Cash and cash equivalents	349,092	278,717
Restricted cash	1,906	1,191
Rents and tenant receivables, less allowance for doubtful accounts of $11 and $0, respectively	4,834	2,918
Mortgage loan deposits, derivative and other assets	1,023	1,068
Deferred financing costs, less accumulated amortization of $558 and $201, respectively	6,485	3,633

Total assets	$1,342,265	$1,005,895

LIABILITIES AND STOCKHOLDERS’ EQUITY
Notes payable	$163,514	$129,302
Accounts payable and accrued expenses	4,011	3,094
Escrowed investor proceeds	1,837	1,121
Due to affiliates	739	743
Acquired below market lease intangibles, less accumulated amortization of $738 and $399, respectively	25,574	20,032
Distributions payable	7,216	5,313
Deferred rent, derivative and other liabilities	4,813	2,445

Total liabilities	207,704	162,050

Redeemable common stock	21,648	12,382

STOCKHOLDERS’ EQUITY:
Preferred stock, $0.01 par value; 10,000,000 shares authorized, none issued and outstanding	—	—
Common stock, $0.01 par value; 490,000,000 shares authorized, 132,411,236 and 98,002,392 shares issued and outstanding, respectively	1,324	980
Capital in excess of par value	1,166,255	865,617
Accumulated distributions in excess of earnings	(54,197)	(34,999)
Accumulated other comprehensive loss	(469)	(135)

Total stockholders’ equity	1,112,913	831,463

Total liabilities and stockholders’ equity	$1,342,265	$1,005,895

The accompanying notes are an integral part of these condensed consolidated unaudited financial statements.

COLE CREDIT PROPERTY TRUST III, INC.
CONDENSED CONSOLIDATED UNAUDITED STATEMENTS OF OPERATIONS
(Dollar amounts in thousands, except share and per share amounts)

	Three Months Ended March 31,
	2010	2009
Revenues:
Rental and other property income	$17,191	$824
Tenant reimbursement income	1,016	2

Total revenue	18,207	826

Expenses:
General and administrative expenses	1,513	154
Property operating expenses	1,134	9
Property and asset management expenses	1,678	74
Acquisition related expenses	6,845	2,345
Depreciation	2,909	165
Amortization	1,939	94

Total operating expenses	16,018	2,841

Operating income (loss)	2,189	(2,015)

Other income (expense):
Interest and other income	340	20
Interest expense	(2,689)	(184)

Total other expense	(2,349)	(164)

Net loss	$(160)	$(2,179)

Weighted average number of common shares outstanding:
Basic and diluted	114,222,272	5,043,018

Net loss per common share:
Basic and diluted	$(0.00)	$(0.43)

The accompanying notes are an integral part of these condensed consolidated unaudited financial statements.

COLE CREDIT PROPERTY TRUST III, INC.
CONDENSED CONSOLIDATED UNAUDITED STATEMENT OF STOCKHOLDERS’ EQUITY
(Dollar amounts in thousands, except share amounts)

				Accumulated	Accumulated
	Common Stock		Capital in	Distributions	Other	Total
	Number of		Excess	in Excess of	Comprehensive	Stockholders'
	Shares	Par Value	of Par Value	Earnings	Loss	Equity
Balance, January 1, 2010	98,002,392	$980	$865,617	$(34,999)	$(135)	$831,463
Issuance of common stock	34,480,963	345	343,360	—	—	343,705
Distributions	—	—	—	(19,038)	—	(19,038)
Commissions on stock sales and related dealer manager fees	—	—	(29,508)	—	—	(29,508)
Other offering costs	—	—	(3,241)	—	—	(3,241)
Redemptions of common stock	(72,119)	(1)	(707)	—	—	(708)
Redeemable common stock			(9,266)	—	—	(9,266)
Comprehensive loss:	—	—
Net loss	—	—	—	(160)	—	(160)
Net unrealized loss on interest rate swaps	—	—	—	—	(334)	(334)

Total comprehensive loss						(494)

Balance, March 31, 2010	132,411,236	$1,324	$1,166,255	$(54,197)	$(469)	$1,112,913

The accompanying notes are an integral part of these condensed consolidated unaudited financial statements.

COLE CREDIT PROPERTY TRUST III, INC.
CONDENSED CONSOLIDATED UNAUDITED STATEMENTS OF CASH FLOWS
(Dollar amounts in thousands)

	Three Months Ended March 31,
	2010	2009
Cash flows from operating activities:
Net loss	$(160)	$(2,179)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	2,909	165
Amortization	1,941	53
Amortization of deferred financing costs	357	—
Allowance for doubtful accounts	11	—
Changes in assets and liabilities:
Rents and tenant receivables	(1,927)	(94)
Prepaid expenses and other assets	65	4
Accounts payable and accrued expenses	917	163
Due to affiliates	67	—
Deferred rent and other liabilities	2,174	688

Net cash provided by (used in) operating activities	6,354	(1,200)

Cash flows from investing activities:
Change in restricted cash	(715)	1,411
Investments in real estate and related assets	(259,865)	(89,763)

Net cash used in investing activities	(260,580)	(88,352)

Cash flows from financing activities:
Proceeds from issuance of common stock	333,731	128,441
Offering costs on issuance of common stock	(32,820)	(13,456)
Redemptions of common stock	(708)	—
Distributions to investors	(7,161)	(116)
Proceeds from notes payable	34,300	—
Repayment of notes payable	(88)	—
Proceeds from affiliate notes payable	—	41,581
Repayment of affiliate notes payable	—	(41,581)
Escrowed investor proceeds liability	716	(1,411)
Payment of loan deposits	(846)	—
Refund of loan deposits	686	—
Deferred financing costs paid	(3,209)	—

Net cash provided by financing activities	324,601	113,458

Net increase in cash and cash equivalents	70,375	23,906
Cash and cash equivalents, beginning of period	278,717	172

Cash and cash equivalents, end of period	$349,092	$24,078

Supplemental Disclosures of Non-Cash Investing and Financing Activities:
Distributions declared and unpaid	$7,216	$537

Common stock issued through distribution reinvestment plan	$9,974	$157

Net unrealized loss on interest rate swaps	$(334)	$—

Supplemental Cash Flow Disclosures:
Interest paid	$1,921	$184

The accompanying notes are an integral part of these condensed consolidated unaudited financial statements.

COLE CREDIT PROPERTY TRUST III, INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS
March 31, 2010
NOTE 1 — ORGANIZATION AND BUSINESS
     Cole Credit Property Trust III, Inc. (the “Company”) is a Maryland corporation that was formed on January 22, 2008, which intends to qualify as a real estate investment trust (“REIT”) beginning with the taxable year ended December 31, 2009, the year during which the Company began material operations. Substantially all of the Company’s business is conducted through Cole REIT III Operating Partnership, LP (“CCPT III OP”), a Delaware limited partnership. The Company is the sole general partner of and owns a 99.99% partnership interest in CCPT III OP. Cole REIT Advisors III, LLC (“CR III Advisors”), the affiliate advisor to the Company, is the sole limited partner and owner of an insignificant noncontrolling partnership interest of less than 0.01% of CCPT III OP.
     As of March 31, 2010, the Company owned 190 properties, comprising 6.2 million rentable square feet of single and multi-tenant retail and commercial space located in 37 states. As of March 31, 2010, the rentable space at these properties was 99.9% leased.
     The Company is offering for sale to the public on a “best efforts” basis a minimum of 250,000 shares and a maximum of 230,000,000 shares of its common stock at a price of $10.00 per share and up to 20,000,000 additional shares pursuant to a distribution reinvestment plan, (the “DRIP”), under which its stockholders may elect to have distributions reinvested in additional shares at the higher of $9.50 per share or 95% of the estimated value of a share of the Company’s common stock (the “Offering”). The Offering was declared effective on October 1, 2008. Pursuant to the terms of the Offering, all subscription proceeds were held in escrow until the Company received subscriptions aggregating $2.5 million. The Company satisfied the conditions of escrow on January 6, 2009. Additionally, the Company had a special escrow account for subscriptions from residents of Pennsylvania. The conditions of that special escrow account were satisfied during the three months ended March 31, 2009.
     On January 6, 2009, the Company issued the initial 262,059 shares under the Offering and commenced its principal operations. Prior to such date, the Company was considered a development stage company. As of March 31, 2010, the Company had issued 132.5 million shares of its common stock in the Offering, including 130.1 million shares sold in the primary offering and 2.4 million shares sold pursuant to the DRIP for gross offering proceeds of $1.3 billion before offering costs and selling commissions of $132.0 million. The Company intends to use substantially all of the net proceeds from the Offering to acquire and operate a diversified portfolio of commercial real estate investments primarily consisting of retail and other income producing commercial properties located throughout the United States, including U.S. protectorates.
     On February 12, 2010, we filed a Registration Statement on Form S-11 under the Securities Act of 1933, as amended, to register a maximum of 250,000,000 shares of common stock to be offered to the public on a best efforts basis pursuant to a proposed follow-on public offering and a maximum of 25,000,000 additional shares pursuant to our distribution reinvestment plan.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Principles of Consolidation and Basis of Presentation
     The condensed consolidated unaudited financial statements of the Company have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission, including the instructions to Form 10-Q and Article 10 of Regulation S-X, and do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America (“GAAP”) for complete financial statements. In the opinion of management, the statements for the interim periods presented include all adjustments, which are of a normal and recurring nature, necessary to present a fair presentation of the results for such periods. Results for these interim periods are not necessarily indicative of full year results. The information in these notes should be read in conjunction with the Company’s audited consolidated financial statements as of and for the year ended December 31, 2009, and related notes thereto set forth in the Company’s Annual Report on Form 10-K.
     The accompanying condensed consolidated unaudited financial statements include the accounts of the Company and its subsidiaries. All inter-company accounts and transactions have been eliminated in consolidation.
Allocation of Purchase Price of Real Estate and Related Assets
     Upon the acquisition of real properties, the Company allocates the purchase price to acquired tangible assets, consisting of land, buildings and improvements, and identified intangible assets and liabilities, consisting of the value of above market and below market leases and the value of in-place leases, based in each case on their fair values. Acquisition related expenses are expensed as incurred. The Company utilizes independent appraisals to assist in the determination of the fair values of the tangible assets of an acquired property (which includes land and building). The Company obtains an independent appraisal for each real property acquisition. The

COLE CREDIT PROPERTY TRUST III, INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS-(Continued)
March 31, 2010
information in the appraisal, along with any additional information available to the Company’s management, is used by its management in estimating the amount of the purchase price that is allocated to land. Other information in the appraisal, such as building value and market rents, may be used by the Company’s management in estimating the allocation of purchase price to the building and to lease intangibles. The appraisal firm has no involvement in management’s allocation decisions other than providing this market information.
     The fair values of above market and below market in-place lease values are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) an estimate of fair market lease rates for the corresponding in-place leases, which is generally obtained from independent appraisals, measured over a period equal to the remaining non-cancelable term of the lease including any bargain renewal periods, with respect to a below market lease. The above market and below market lease values are capitalized as intangible lease assets or liabilities. Above market lease values are amortized as an adjustment of rental income over the lesser of the useful life or the remaining terms of the respective leases. Below market leases are amortized as an adjustment of rental income over the remaining terms of the respective leases, including any bargain renewal periods. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of above market and below market in-place lease values relating to that lease would be recorded as an adjustment to rental income.
     The fair values of in-place leases include direct costs associated with obtaining a new tenant and opportunity costs associated with lost rentals which are avoided by acquiring an in-place lease. Direct costs associated with obtaining a new tenant include commissions, tenant improvements, and other direct costs and are estimated in part by utilizing information obtained from independent appraisals and management’s consideration of current market costs to execute a similar lease. The value of opportunity costs is calculated using the contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease. These intangibles are capitalized as intangible lease assets and are amortized to expense over the lesser of the useful life or the remaining term of the respective leases. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of in-place lease assets relating to that lease would be expensed.
     The determination of the fair values of the assets and liabilities acquired requires the use of significant assumptions with regard to the current market rental rates, rental growth rates, capitalization and discount rates, interest rates and other variables. The use of inappropriate estimates would result in an incorrect assessment of the Company’s purchase price allocations, which could impact the amount of its reported net income.
     The Company estimates the fair value of assumed mortgage notes payable based upon indications of current market pricing for similar types of debt with similar maturities. Assumed mortgage notes payable are initially recorded at their estimated fair value as of the assumption date, and the difference between such estimated fair value and the mortgage note’s outstanding principal balance is amortized to interest expense over the term of the mortgage note payable.
Restricted Cash and Escrows
     Restricted cash primarily consisted of escrowed investor proceeds for which shares of common stock had not been issued of $1.8 million and $1.1 million as of March 31, 2010 and December 31, 2009, respectively.
Concentration of Credit Risk
     As of March 31, 2010, the Company had cash on deposit in six financial institutions, all of which had deposits in excess of current federally insured levels totaling $347.6 million; however the Company has not experienced any losses in such accounts. The Company limits cash investments to financial institutions with high credit standing; therefore, the Company believes it is not exposed to any significant credit risk on cash.
     As of March 31, 2010, two tenants in the drugstore, 36 tenants in the specialty retail, two tenants in the home improvement, four tenants in the fitness and health and 19 tenants in the restaurant industries comprised 26%, 15%, 12%, 10% and 10%, respectively, of 2010 gross annualized base rental revenues. As of March 31, 2010, one tenant in the drugstore industry and one tenant in the home improvement industry accounted for 18% and 10%, respectively, of 2010 gross annualized base rental revenues. Additionally, the Company has certain geographic concentrations in its property holdings. In particular, as of March 31, 2010, 48 of the Company’s properties were located in Texas, accounting for 32% of 2010 gross annualized base rental revenues.

COLE CREDIT PROPERTY TRUST III, INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS-(Continued)
March 31, 2010
     As of March 31, 2009, one tenant in the discount retail and warehouse club, one tenant in the drugstore, one tenant in the home improvement and one tenant in the department store industries comprised 50%, 19%, 13% and 12%, respectively, of the Company’s 2009 gross annualized base rental revenues as of March 31, 2009. As of March 31, 2009, two of the Company’s properties were located in Nevada, one was located in New Mexico, two were located in Virginia, one was located in Alabama and one was located in Minnesota, accounting for 29%, 19%, 14%, 14% and 12%, respectively, of the Company’s 2009 gross annualized base rental revenues.
Redeemable Common Stock
     The Company’s share redemption program provides that all redemptions during the trailing twelve-month period prior to the redemption date, including those upon death or qualifying disability, are limited to those that can be funded with proceeds from the Company’s DRIP. As of March 31, 2010 and December 31, 2009, the Company had issued 2.4 million and 1.3 million shares of common stock under the DRIP, respectively, for cumulative proceeds of $22.6 million and $12.6 million, respectively, under its DRIP, which are recorded as redeemable common stock, net of redemptions, in the respective condensed consolidated unaudited balance sheets. As of March 31, 2010 and December 31, 2009, the Company had redeemed 97,000 and 25,000 shares of common stock, respectively, for an aggregate price of $952,000 and $244,000, respectively.
NOTE 3 — FAIR VALUE MEASUREMENTS
     Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures (“ASC 820”) defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. ASC 820 emphasizes that fair value is intended to be a market-based measurement, as opposed to a transaction-specific measurement.
     Fair value is defined by ASC 820 as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, various techniques and assumptions can be used to estimate the fair value. Assets and liabilities are measured using inputs from three levels of the fair value hierarchy, as follows:
     Level 1 – Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. An active market is defined as a market in which transactions for the assets or liabilities occur with sufficient frequency and volume to provide pricing information on an ongoing basis.
     Level 2 – Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active (markets with few transactions), inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data correlation or other means (market corroborated inputs).
     Level 3 – Unobservable inputs, only used to the extent that observable inputs are not available, reflect the Company’s assumptions about the pricing of an asset or liability.
     The following describes the methods the Company uses to estimate the fair value of the Company’s financial assets and liabilities:
     Cash and cash equivalents, restricted cash, rents and tenant receivables, prepaid expenses and mortgage loan deposits and accounts payable and accrued expenses – The Company considers the carrying values of these financial instruments to approximate fair value because of the short period of time between origination of the instruments and their expected realization.
     Notes payable – The fair value is estimated using a discounted cash flow technique based on estimated borrowing rates available to the Company as of March 31, 2010 and December 31, 2009. The fair value of the notes payable was $162.5 million and $128.6 million as of March 31, 2010 and December 31, 2009, respectively, as compared to the carrying value of $163.5 million and $129.3 million as of March 31, 2010 and December 31, 2009, respectively.
     Derivative Instruments – The Company’s derivative instruments represent interest rate swaps. All derivative instruments are carried at fair value and are valued using Level 2 inputs. The Company includes the impact of credit valuation adjustments

COLE CREDIT PROPERTY TRUST III, INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS-(Continued)
March 31, 2010
on derivative instruments measured at fair value.
     Considerable judgment is necessary to develop estimated fair values of financial assets and liabilities. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize, or be liable for, on disposition of the financial assets and liabilities.
     In accordance with the fair value hierarchy described above, the following table shows the fair value of the Company’s financial assets and liabilities that are required to be measured at fair value on a recurring basis as of March 31, 2010 and December 31, 2009 (in thousands):

Quoted Prices in
		Active Markets for	Significant Other	Significant
	Balance as of	Identical Assets	Observable Inputs	Unobservable Inputs
	March 31, 2010	(Level 1)	(Level 2)	(Level 3)
Liabilities:
Interest rate swaps	$469	$—	$469	$—

		Quoted Prices in
		Active Markets for	Significant Other	Significant
	Balance as of	Identical Assets	Observable Inputs	Unobservable Inputs
	December 31, 2009	(Level 1)	(Level 2)	(Level 3)
Assets:
Interest rate swap	$140	$—	$140	$—

Liabilities:
Interest rate swaps	$275	$—	$275	$—

NOTE 4 — REAL ESTATE ACQUISITIONS
2010 Property Acquisitions
     During the three months ended March 31, 2010, the Company acquired a 100% interest in 57 commercial properties for an aggregate purchase price of $259.9 million (the “2010 Acquisitions”). The Company financed the acquisitions with net proceeds from the Offering and through the issuance of $34.3 million in mortgage notes, each of which is secured by the respective properties on which the debt was placed. The Company allocated the purchase price of these properties to the fair value of the assets acquired and liabilities assumed. The Company allocated the aggregate purchase price of $57.9 million to land, $172.9 million to building and improvements, $31.7 million to acquired in-place leases, $5.9 million to acquired below-market leases, and $3.3 million to acquired above-market leases. The Company expensed $6.8 million of acquisition costs related to the 2010 Acquisitions.
     The Company recorded revenue for the three months ended March 31, 2010 of $3.2 million and net loss for the three months ended March 31, 2010 of $4.5 million related to the operations of the 2010 Acquisitions.
     The following information summarizes selected financial information from the combined results of operations of the Company, as if all of the 2010 Acquisitions were completed as of the beginning of each period presented.
     The Company estimated that revenues and net income, on a pro forma basis, for the three months ended March 31, 2010, would have been $19.4 million and $825,000, respectively.
     The Company estimated that revenues and net loss, on a pro forma basis, for the three months ended March 31, 2009, would have been $5.1 million and $6.7 million, respectively.
2009 Property Acquisitions
     During the three months ended March 31, 2009, the Company acquired a 100% interest in nine commercial properties, for an aggregate purchase price of $89.8 million (the “2009 Acquisitions”). Six of the commercial properties were acquired from affiliates of the Company’s advisor. A majority of the Company’s board of directors, including all of the Company’s

COLE CREDIT PROPERTY TRUST III, INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS-(Continued)
March 31, 2010
independent directors, not otherwise interested in the acquisitions approved the acquisitions as being fair and reasonable to the Company and that the cost to the Company was not in excess of the current appraised value of the properties or the cost of the properties to the affiliates. In addition to cash from net proceeds of the Offering, the Company financed the acquisitions with $41.6 million of variable rate loans from affiliates of the Company’s advisor. The Company allocated the purchase price of these properties to the fair market value of the assets acquired and liabilities assumed. The Company allocated the aggregate purchase price of $49.4 million to land, $30.4 million to building and improvements, $14.0 million to acquired in-place leases, $4.1 million to acquired below-market leases, and $61,000 to acquired above-market leases during the three months ended March 31, 2009. The Company expensed $2.3 million of acquisition costs related to the 2009 Acquisitions.
     The Company recorded revenue for the three months ended March 31, 2009 of $826,000 and net loss for the three months ended March 31, 2009 of $2.2 million related to the operations of the 2009 Acquisitions.
     The following information summarizes selected financial information from the combined results of operations of the Company, as if all of the 2009 Acquisitions were completed as of the beginning of the period presented.
     The Company estimated that revenues and net loss, on a pro forma basis, for the three months ended March 31, 2009, would have been $1.8 million and $1.9 million, respectively.
     This pro forma information is presented for informational purposes only and may not be indicative of what actual results of operations would have been had the transactions occurred at the beginning of each period, nor does it purport to represent the results of future operations.
NOTE 5 — DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES
     In the normal course of business, the Company uses certain types of derivative instruments for the purpose of managing or hedging its interest rate risks. The following table summarizes the notional amount and fair value of the Company’s derivative instruments (in thousands). Additional disclosures related to the fair value of the Company’s derivative instruments are included in Note 3 above. The notional amount under the swap agreements are an indication of the extent of the Company’s involvement in each instrument at the time, but does not represent exposure to credit, interest rate or market risks.

							Fair Value of Asset (Liability)
			Notional	Interest	Effective	Maturity	March 31,	December 31,
		Balance Sheet Location	Amount	Rate	Date	Date	2010	2009

Derivatives designated as hedging instruments

Interest Rate		Deferred rent, derivative
Swaps	(1)	and other liabilities	$20,000,000	5.95%	9/8/2009	8/29/2012	$(403)	$(275)
		Deferred rent, derivative
Interest Rate Swap	(2)	and other liabilities	17,500,000	5.75%	12/18/2009	1/1/2017	(66)	140

(1)	The Company executed 15 swap agreements with identical terms and with an aggregate notional amount under the swap agreements of $20.0 million.

(2)	As of December 31, 2009, the fair value of the interest rate swap agreement was in a financial asset position and was included in the accompanying condensed consolidated unaudited balance sheets in mortgage loan deposits, derivative and other assets.
     Accounting for changes in the fair value of a derivative instrument depends on the intended use and designation of the derivative instrument and the designation of the derivative instrument. The Company designated the interest rate swaps as cash flow hedges, to hedge the variability of the anticipated cash flows on its variable rate notes payable. The change in fair value of the effective portion of the derivative instrument that is designated as a hedge is recorded as other comprehensive income or loss.
     The following tables summarize the losses on the Company’s derivative instruments and hedging activities (in thousands):

COLE CREDIT PROPERTY TRUST III, INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS-(Continued)
March 31, 2010

	Amount of (Loss) Recognized in Other Comprehensive Loss
	Three Months Ended	Three Months Ended
Derivatives in Cash Flow Hedging Relationships	March 31, 2010	March 31, 2009
Interest Rate Swaps (1)	$(334)	$—

(1)	There were no portions relating to the change in the fair value of the interest rate swap agreements that were considered ineffective during the three months ended March 31, 2010. No previously effective portion of gains or losses that were recorded in accumulated other comprehensive loss during the term of the hedging relationship was reclassified into earnings during the three months ended March 31, 2010. There were no interest rate swaps as of March 31, 2009.
     The Company has agreements with each of its derivative counterparties that contain a provision whereby if the Company defaults on certain of its unsecured indebtedness, then the Company could also be declared in default on its derivative obligations, resulting in an acceleration of payment.
     In addition, the Company is exposed to credit risk in the event of non-performance by its derivative counterparties. The Company believes it mitigates its credit risk by entering into agreements with credit-worthy counterparties. The Company records credit risk valuation adjustments on its interest rate swaps based on the respective credit quality of the Company and the counterparty. As of March 31, 2010 and December 31, 2009, there were no termination events or events of default related to the interest rate swaps.
NOTE 6 —NOTES PAYABLE AND LINES OF CREDIT
     During the three months ended March 31, 2010, the Company entered into a mortgage note payable totaling $34.3 million, with a fixed interest rate of 6.03% per annum. As of March 31, 2010, the Company had $163.5 million mortgage notes payable outstanding, with fixed interest rates, which includes $37.5 million of variable rate debt swapped to fixed rates, ranging from 5.54% to 6.45% per annum with a weighted average interest rate of 6.04%. The mortgage notes payable mature on various dates from August 2012 through February 2020, with a weighted average remaining term of 7.2 years, assuming the Company accepts the interest rates that one lender may reset on September 1, 2013 and February 1, 2015, respectively, related to two fixed rate mortgage notes payable of $30.0 million and $32.0 million, respectively. Each of the mortgage notes payable is secured by the respective properties on which the debt was placed. The mortgage notes payable are generally non-recourse to the Company and CCPT III OP, but both are liable for customary non-recourse carve-outs. The aggregate balance of gross real estate assets, net of gross intangible lease liabilities securing the notes payable and two lines of credit described below, was $520.5 million as of March 31, 2010. The mortgage notes contain customary default provisions and may generally be prepaid subject to meeting certain requirements and payment of a prepayment premium as specified in the respective loan agreement. Generally, upon the occurrence of an event of default, interest on the mortgage notes will accrue at an annual default interest rate equal to the lesser of (a) the maximum rate permitted by applicable law, or (b) the then-current interest rate plus a percentage specified in the respective loan agreement, which ranges from 4.00% to 5.97%. Certain notes payable contain customary affirmative, negative and financial covenants, including requirements for minimum net worth and debt service coverage ratios, in addition to limits on leverage ratios and variable rate debt. The Company believes it was in compliance with the financial covenants as of March 31, 2010.
     On December 16, 2009, the Company entered into a secured revolving term loan (the “TCF Loan”) with TCF National Bank providing available borrowings of up to $25.0 million until December 16, 2012. Subsequent to December 16, 2012, the TCF loan converts to an interest-only term loan of $23.0 million, which matures on December 16, 2014. The Company will be required to repay any borrowings greater than $23.0 million on December 16, 2012. The Company can elect to pay a variable interest rate equal to one-month LIBO rate plus 350 basis points or the prime rate plus 100 basis points, each with a minimum interest rate of 4.50% per year. The TCF Loan is recourse to the Company and CCPT III OP, and the Company fully guarantees the obligations of CCPT III OP. The TCF Loan also includes usual and customary events of default and remedies for facilities of this nature. As of March 31, 2010, the borrowing base under the TCF Loan was $24.5 million based on the underlying collateral pool of nine single-tenant commercial properties that the Company owns. The aggregate balance of gross real estate assets, net of gross intangible lease liabilities securing the TCF Loan, was $54.1 million as of March 31, 2010. As of March 31, 2010, no amounts had been drawn or repaid under the TCF Loan. The TCF Loan contains customary affirmative, negative and financial covenants, including requirements for minimum net worth, debt service coverage ratios and leverage

COLE CREDIT PROPERTY TRUST III, INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS-(Continued)
March 31, 2010
ratios. The Company believes it was in compliance with the financial covenants of the TCF Loan as of March 31, 2010.
     On January 6, 2010, the Company entered into a secured borrowing base revolving credit facility (the “JPMorgan Credit Facility”) with JPMorgan Chase Bank, N.A., JPMorgan Securities Inc. and other lending institutions providing up to $100.0 million until the maturity date of January 6, 2013. Provided the Company is in compliance with the terms of the JPMorgan Credit Facility and sufficient commitments can be arranged by JPMorgan Chase Bank, N.A., the Company may increase the amount of the JPMorgan Credit Facility to a maximum of $200.0 million. The Company can elect to pay a variable interest rate equal to one, two or three month LIBO rate plus 350 basis points or the prime rate plus 100 basis points, each with a minimum interest rate of 4.50% per year. The Company has the right to prepay the outstanding amounts of the JPMorgan Credit Facility, in whole or in part, without premium or penalty provided that prior notice and the payment of accrued interest on the amount prepaid together with an administration fee of $250 are received by JPMorgan Chase Bank. The JPMorgan Credit Facility is recourse to the Company and CCPT III OP, and the Company fully guarantees the obligations of CCPT III OP. The JPMorgan Credit Facility also includes usual and customary events of default and remedies for facilities of this nature. As of March 31, 2010, the borrowing base under the JPMorgan Credit Facility was $71.5 million based on the underlying collateral pool of 24 single-tenant commercial properties that the Company owns. The aggregate balance of gross real estate assets, net of gross intangible lease liabilities securing the JPMorgan Credit Facility, was $145.5 million as of March 31, 2010. As of March 31, 2010, no amounts had been drawn or repaid under the JPMorgan Credit Facility. The JPMorgan Credit Facility contains customary affirmative, negative and financial covenants, including requirements for minimum net worth, debt service coverage ratios and leverage ratios. The Company believes it was in compliance with the financial covenants of the JPMorgan Credit Facility as of March 31, 2010.
NOTE 7 — COMMITMENTS AND CONTINGENCIES
Litigation
     In the ordinary course of business, the Company may become subject to litigation or claims. There are no material legal proceedings pending, or known to be contemplated, against the Company.
Environmental Matters
     In connection with the ownership and operation of real estate, the Company may be potentially liable for costs and damages related to environmental matters. The Company has not been notified by any governmental authority of any non-compliance, liability or other claim, and the Company is not aware of any other environmental condition that it believes will have a material adverse effect on its condensed consolidated unaudited financial statements.
NOTE 8 — RELATED-PARTY TRANSACTIONS AND ARRANGEMENTS
     The Company has incurred, and will continue to incur, commissions, fees and expenses payable to its advisor and certain affiliates of the Company in connection with the Offering, and has incurred, and will continue to incur, commissions, fees and expenses in connection with the acquisition, management and sale of the assets of the Company.
Offering
     In connection with the Offering, Cole Capital Corporation (“Cole Capital”), the Company’s affiliated dealer manager, received and expects to continue to receive, a selling commission of up to 7.0% of gross offering proceeds, before reallowance of commissions earned by participating broker-dealers. Cole Capital intends to reallow 100% of selling commissions earned to participating broker-dealers. In addition, Cole Capital received, and will continue to receive, 2.0% of gross offering proceeds, before reallowance to participating broker-dealers, as a dealer-manager fee in connection with the Offering. Cole Capital, in its sole discretion, may reallow all or a portion of its dealer-manager fee to such participating broker-dealers as a marketing and due diligence expense reimbursement, based on factors such as the volume of shares sold by such participating broker-dealers and the amount of marketing support provided by such participating broker-dealers. No selling commissions or dealer-manager fees are paid to Cole Capital or other broker-dealers in respect to shares sold under the DRIP.
     All organization and offering expenses associated with the sale of the Company’s common stock (excluding selling commissions and the dealer-manager fee) are paid for by CR III Advisors or its affiliates and are reimbursed by the Company up to 1.5% of gross offering proceeds.

COLE CREDIT PROPERTY TRUST III, INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS-(Continued)
March 31, 2010
     The Company recorded commissions, fees and expense reimbursements as shown in the table below for services provided by CR III Advisors and its affiliates related to the services described above during the periods indicated (in thousands).

	Three Months Ended	Three Months Ended
	March 31, 2010	March 31, 2009
Offering:
Selling commissions	$22,823	$8,923
Selling commissions reallowed by Cole Capital	$22,823	$8,900
Dealer manager fee	$6,685	$2,548
Dealer manager fee reallowed by Cole Capital	$3,328	$1,249
Other organization and offering expenses	$3,241	$1,930
Acquisitions and Operations
     CR III Advisors or its affiliates also receive acquisition and advisory fees of up to 2.0% of the contract purchase price of each asset for the acquisition, development or construction of properties and will be reimbursed for acquisition expenses incurred in the process of acquiring properties, so long as the total acquisition fees and expenses relating to the transaction does not exceed 6.0% of the contract purchase price. The Company expects acquisition expenses to be 0.5% of the purchase price of each property. The Company will not reimburse CR III Advisors for personnel costs in connection with services for which CR III Advisors receives acquisition fees.
     The Company paid, and expects to continue to pay, CR III Advisors an annualized asset management fee of 0.50% of the aggregate asset value of the Company’s assets (the “Asset Management Fee”). The Company will reimburse costs and expenses incurred by Cole Realty Advisors in providing asset management services.
     The Company paid, and expects to continue to pay, Cole Realty Advisors, Inc. (“Cole Realty Advisors”), its affiliated property manager, fees for the management and leasing of the Company’s properties. Property management fees are up to 2.0% of revenue for single-tenant properties and 4.0% of revenue for multi-tenant properties and leasing commissions will be at prevailing market rates; provided however, that the aggregate of all property management and leasing fees paid to affiliates plus all payments to third parties will not exceed the amount that other nonaffiliated management and leasing companies generally charge for similar services in the same geographic location. Cole Realty Advisors may subcontract its duties for a fee that may be less than the fee provided for in the property management agreement. The Company reimburses Cole Realty Advisors’ costs of managing and leasing the properties. The Company will not reimburse Cole Realty Advisors for personnel costs in connection with services for which Cole Realty Advisors receives real estate commissions.
     The Company reimburses CR III Advisors for all expenses it paid or incurred in connection with the services provided to the Company, subject to the limitation that the Company will not reimburse CR III Advisors for any amount by which its operating expenses (including the Asset Management Fee) at the end of the four preceding fiscal quarters exceeds the greater of (i) 2% of average invested assets, or (ii) 25% of net income other than any additions to reserves for depreciation, bad debts or other similar non-cash reserves and excluding any gain from the sale of assets for that period, unless the Company’s independent directors find that a higher level of expense is justified for that year based on unusual and non-recurring factors. The Company will not reimburse CR III Advisors for personnel costs in connection with services for which CR III Advisors receives acquisition fees.
     If CR III Advisors, or its affiliates, provides substantial services, as determined by the independent directors, in connection with the origination or refinancing of any debt financing obtained by the Company that is used to acquire properties or to make other permitted investments, or that is assumed, directly or indirectly, in connection with the acquisition of properties, the Company will pay CR III Advisors or its affiliates a financing coordination fee equal to 1% of the amount available under such financing; provided however, that CR III Advisors or its affiliates shall not be entitled to a financing coordination fee in connection with the refinancing of any loan secured by any particular property that was previously subject to a refinancing in which CR III Advisors or its affiliates received such a fee. Financing coordination fees payable from loan proceeds from permanent financing will be paid to CR III Advisors or its affiliates as the Company acquires such permanent financing. With respect to any revolving line of credit, no financing coordination fees will be paid on loan proceeds from any line of credit unless all net offering proceeds received as of the date proceeds from the line of credit are drawn for the purpose of acquiring

COLE CREDIT PROPERTY TRUST III, INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS-(Continued)
March 31, 2010
properties have been invested. In addition, with respect to any revolving line of credit, CR III Advisors or its affiliates will receive financing coordination fees only in connection with amounts being drawn for the first time and not upon any re-drawing of amounts that had been repaid by the Company.
     The Company recorded fees and expense reimbursements as shown in the table below for services provided by CR III Advisors and its affiliates related to the services described above during the periods indicated (in thousands).

	Three Months Ended	Three Months Ended
	March 31, 2010	March 31, 2009
Acquisitions and Operations:
Acquisition and advisory fees and expenses	$5,476	$1,795
Asset management fees and expenses	$1,089	$53
Property management and leasing fees and expenses	$555	$21
Operating expenses	$536	$—
Financing coordination fees	$343	$—
Liquidation/Listing
     If CR III Advisors or its affiliates provides a substantial amount of services, as determined by the Company’s independent directors, in connection with the sale of one or more properties, the Company will pay CR III Advisors or its affiliates up to one-half of the brokerage commission paid, but in no event to exceed an amount equal to 3% of the sales price of each property sold. In no event will the combined real estate commission paid to CR III Advisors, its affiliates and unaffiliated third parties exceed 6% of the contract sales price. In addition, after investors have received a return of their net capital contributions and an 8% cumulative, non-compounded annual return, then CR III Advisors is entitled to receive 15% of the remaining net sale proceeds. The Company will not reimburse CR III Advisors or its affiliates for personnel costs in connection with services for which CR III Advisors or its affiliates receive real estate commissions
     Upon listing of the Company’s common stock on a national securities exchange, a fee equal to 15% of the amount by which the market value of the Company’s outstanding stock plus all distributions paid by the Company prior to listing, exceeds the sum of the total amount of capital raised from investors and the amount of cash flow necessary to generate an 8% cumulative, non-compounded annual return to investors will be paid to CR III Advisors (the “Subordinated Incentive Listing Fee”).
     Upon termination of the advisory agreement with CR III Advisors, other than termination by the Company because of a material breach of the advisory agreement by CR III Advisors, a performance fee of 15% of the amount, if any, by which the appraised asset value at the time of such termination plus total distributions paid to stockholders through the termination date exceeds the aggregate capital contribution contributed by investors less distributions from sale proceeds plus payment to investors of an 8% annual, cumulative, non-compounded return on capital. No subordinated performance fee will be paid to the extent that the Company has already paid or become obligated to pay CR III Advisors a subordinated participation in net sale proceeds or the Subordinated Incentive Listing Fee.
     During the three months ended March 31, 2010, and 2009, no commissions or fees were incurred for services provided by CR III Advisors and its affiliates related to the services described above.
Other
     As of March 31, 2010 and December 31, 2009, $739,000 and $743,000, respectively, had been incurred, primarily for other organization and offering, operating and acquisition expenses, by CR III Advisors and its affiliates, but had not yet been reimbursed by the Company and were included in due to affiliates on the condensed consolidated unaudited financial statements.
Transactions
     During the three months ended March 31, 2010, the Company did not acquire any properties from or enter into any loan agreements with affiliates of the Company’s advisor. During the three months ended March 31, 2009, the Company acquired a

COLE CREDIT PROPERTY TRUST III, INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS-(Continued)
March 31, 2010
100% interest in six commercial properties from affiliates of the Company’s advisor for an aggregate purchase price of $46.2 million. A majority of the Company’s board of directors, including all of the Company’s independent directors, not otherwise interested in the acquisitions, approved the acquisitions as being fair and reasonable to the Company, and that the cost to the Company was not in excess of the current appraised value of the properties or the cost of the properties to the affiliates.
     In connection with the real estate assets acquired from affiliates of the Company’s advisor during March 31, 2009, the Company entered into eight loans totaling $41.6 million, all of which were variable rate debt with interest rates equal to the 3-month LIBO rate plus 250 basis points and were secured by the membership interest held by CCPT III OP in certain wholly-owned subsidiaries on which the debt was placed. Of the $41.6 million, $13.9 million was borrowed from Series B, LLC, $15.7 million was borrowed from Series C, LLC, and $12.0 million was borrowed from Series D, LLC, each of which is an affiliate of the Company’s advisor. The loans from Series C, LLC and Series D, LLC contained a revolving line of credit feature that allows the Company to borrow up to $15.7 million and $12.0 million, respectively and each loan matured in January 2010. The loan from Series B, LLC matured on March 31, 2009. The Company’s board of directors, including all of the independent directors not otherwise interested in the transactions, approved the loans as fair, competitive and commercially reasonable, and determined that their terms were no less favorable to the Company than loans between unaffiliated third parties under similar circumstances. The loans were repaid in full during the three months ended March 31, 2009, with gross offering proceeds. The Company paid $184,000 during the three months ended March 31, 2009 of interest and no financing coordination fee was paid related to the aforementioned loans from affiliated entities.
NOTE 9 — ECONOMIC DEPENDENCY
     Under various agreements, the Company has engaged or will engage CR III Advisors and its affiliates to provide certain services that are essential to the Company, including asset management services, supervision of the management and leasing of properties owned by the Company, asset acquisition and disposition decisions, the sale of shares of the Company’s common stock available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon CR III Advisors and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.
NOTE 10 — NEW ACCOUNTING PRONOUNCEMENTS
     In January 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-06, Fair Value Measurements and Disclosures (Topic 820), (“ASU 2010-06”), which amends ASC 820 to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. ASU 2010-06 also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for the first reporting period (including interim periods) beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption of ASU 2010-06 has not had a material impact on the Company’s consolidated financial statement disclosures. The Company does not expect the adoption of the requirement to provide Level 3 activity of purchases, sales, issuances and settlements on a gross basis of ASU 2010-06 to have a material impact on the consolidated financial statement disclosures.
NOTE 11 — SUBSEQUENT EVENTS
Status of the Offering
     As of May 14, 2010, the Company had received $1.5 billion in gross offering proceeds through the issuance of 155.2 million shares of its common stock in the Offering (including shares sold pursuant to the DRIP). As of May 14, 2010, 78.1 million shares remained available for sale to the public for an aggregate offering price of $780.8 million in the Offering, exclusive of shares available under the DRIP.
     Subsequent to March 31, 2010, the Company redeemed 362,000 shares for $3.5 million.

COLE CREDIT PROPERTY TRUST III, INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS-(Continued)
March 31, 2010
Real Estate Acquisitions
     Subsequent to March 31, 2010, the Company acquired a 100% interest in 15 commercial real estate properties for an aggregate purchase price of $77.4 million. The acquisitions were funded with net proceeds of the Offering. The Company has not completed its initial purchase price allocations with respect to these properties and therefore cannot provide the disclosures included in Note 4 for these properties. Acquisition related expenses totaling $1.8 million were expensed as incurred.
     In addition, the Company entered into a purchase agreement to acquire a 100% interest in a 583,000 square foot multi-tenant office building, for a gross purchase price of $310.0 million, excluding closing costs. The property is 99.6% occupied, of which approximately 96.3% is subject to a net lease with Microsoft Corporation that expires in June 2024. The closing of the transaction is expected to occur on or about June 18, 2010.
Mortgage Notes Receivable Investments
     Subsequent to March 31, 2010, the Company acquired a portfolio of two mortgage notes receivable with an aggregate face amount of $74.0 million secured by two office buildings with a total of 384,000 square feet of space. The purchase price of the mortgage notes receivable was $62.0 million, excluding closing costs, resulting in a discount of $12.0 million. In connection with the acquisition, the Company paid an affiliate of its advisor an acquisition fee of $1.2 million.
Notes Payable
     Subsequent to March 31, 2010, the Company incurred fixed rate debt of $74.9 million, which bears a weighted average interest rate of 5.29%, and matures on April 11, 2015. As of May 14, 2010, no amounts had been drawn or repaid under the TCF Loan or JPMorgan Credit Facility.